Filed pursuant to Rule 424(b)(5)
Registration No. 333-276462

PROSPECTUS SUPPLEMENT
(To prospectus dated January 23, 2024)

Shares of Common Stock

This prospectus supplement amends, supplements, and supersedes our prospectus dated January 23, 2024, relating to a purchase agreement, dated August 10, 2023 (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC, or Lincoln Park. The Purchase Agreement provided for the offer and sale, from time to time, of up to $50,000,000 in the aggregate of our common stock, par value $0.0001 per share, to Lincoln Park and an additional 246,792 shares of our common stock issued as commitment shares to Lincoln Park. As of the date of this prospectus supplement, we have terminated the Purchase Agreement and the offer and sale of shares under the Purchase Agreement prospectus.

Prior to termination, we issued 1,700,000 shares under the Purchase Agreement, for net proceeds of approximately $5.2 million. An aggregate of approximately $44.8 million of shares of our common stock remained to be sold under the Purchase Agreement and the Purchase Agreement prospectus at the time Purchase Agreement was terminated.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 4, 2025.